UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of  July, 2006

GRUPO IUSACELL, S.A. de C.V.

(Translation of registrant’s name into English)

Montes Urales 460 Col. Lomas de Chapultepec, Deleg. Miguel Hidalgo 11000, Mexico D.F.

(Address of principal executive office)

Indicate by check mark whether the registrant files or will fill annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g-3-2(b) under the Securities and Exchange Act of 1934.

Yes	☐	No	☒

Documents Furnished By the Registrant

1.     Press Release of the Registrant dated July 19, 2006

Grupo Iusacell Announces

          MEXICO CITY, July 19 -- Grupo Iusacell, S.A. de C.V. (BMV: CEL) (“Iusacell”) announced today that it will continue to implement the legal steps to implement the restructuring of the debt of its operating subsidiary, Grupo Iusacell Celular (“Iusacell Celular”) in accordance with the agreements previously reached with the majority of its creditors, and supported by further creditors through their participation to date in the exchange offer and consent solicitation of Iusacell Celular launched this past May 25, 2006 (the “Exchange Offer”).

          As previously announced, Iusacell Celular reached an agreement in principle with a majority of its secured creditors, and has continued to received the support of additional creditors by means of their participation in the Exchange Offer the expiration of which has been extended to July 26, 2006, 5:00 p.m. New York City Time, unless extended by Iusacell Celular, as announced this past Friday.

          The debt of Iusacell Celular is comprised of US$190 million of Tranche A Bank Loans (the “Tranche A Loans”), US$76 million of Tranche B Bank Loans (the “Tranche B Loans”) and US$150 million 10% Senior Notes due in 2004 (the “Existing Notes” together with the Tranche A Loans and the Tranche B Loans, the “Existing Debt”).

          As is described more fully in the Information Memorandum dated May 25, 2006, as supplemented on June 29, 2006 and July 14, 2006, the proposed restructuring (the “Restructuring”) generally consists of an exchange of the Tranche A Loans for new senior floating rate first lien notes due 2011 and an exchange of the Tranche B Loans and the Existing Notes for 10% senior subordinated second lien notes due 2012. Iusacell Celular intends to implement the Restructuring by filing of a plan of reorganization (convenio concursal) (the “Plan of Reorganization”) pursuant to the Mexican Business Reorganization Act (Ley de Concursos Mercantiles). To implement its decision, Iusacell Celular today filed for concurso mercantil, and will in due course provide further information to its creditors relating to the Plan of Reorganization and the concurso mercantil proceedings in accordance with the Mexican Business Reorganization Act.

          Once the Plan of Reorganization is approved by the Mexican court and the other terms and conditions of the Restructuring are met, Iusacell Celular expects that the Tranche A Loans, Tranche B Loans and Existing Notes will be exchanged for new notes as described above. During the pendency of the concurso mercantil proceedings, Iusacell Celular expects that it and its subsidiaries will continue to operate normally.

          “The vote of confidence expressed by the majority of our creditors through their support of the Exchange Offer to date is enabling us to continue with the implementation of our restructuring and gives us the ability to continue with our plan to build a strong company that will benefit our creditors, shareholders, customers, suppliers and all of the people related directly or indirectly to Iusacell” commented Gustavo Guzman, CEO of Iusacell.

          THIS PRESS RELEASE IS NOT AN OFFER FOR SALE OF THE SECURITIES IN THE UNITED STATES, MEXICO OR IN ANY OTHER JURISDICTION, AND NONE OF THE SECURITIES TO BE ISSUED PURSUANT TO THE EXCHANGE OFFER, IF CONSUMMATED, MAY BE SOLD IN THE UNITED STATES ABSENT REGISTRATION OR AN EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR IN ANY OTHER JURISDICTION WHERE SUCH SALE IS PROHIBITED. THE COMPANY DOES NOT INTEND TO REGISTER ANY OF THE SECURITIES TO BE ISSUED PURSUANT TO THE EXCHANGE OFFER IN THE UNITED STATES OR TO CONDUCT A PUBLIC OFFERING OF SUCH SECURITIES IN ANY JURISDICTION OTHER THAN THOSE AS IT MAY FROM TIME TO TIME PUBLISH.

          About Iusacell

          Grupo Iusacell, S.A. de C.V. (Iusacell, BMV: CEL) is a wireless cellular and PCS service provider in Mexico with a national footprint. Iusacell offers more and better voice communication and data services through state-of-the-art technology, such as its new 3G network, throughout all of the regions in which it operate. In addition to our core mobile telephony services, we also provide a wide range of other telecommunications services, including long distance, wireless local telephony and data transmission services. Additional information is available at http://www.iusacell.com

          Legal Disclaimer

          Grupo Iusacell, S.A. de C.V. quarterly reports and all other written materials may from time to time contain statements about expected future events and financial results that are forward-looking and subject to risks and uncertainties. For those statements, the Company claims the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. Discussion of factors that may affect future results is contained in our filings with the Securities and Exchange Commission.

SOURCE  Grupo Iusacell, S.A. de C.V.
          -0-                             07/19/2006
          /CONTACT:  Investors, Jose Luis Riera K., Chief Financial Officer, +011-5255-5109-5927, or J. Victor Ferrer, Finance Manager, +011-5255-5109-5273, or vferrer@iusacell.com.mx, both of Iusacell/
          /Web site:  http://www.iusacell.com /

CO:  Grupo Iusacell, S.A. de C.V.; Grupo Iusacell Celular
ST:  Mexico
IN:  TLS
SU:  RCN

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

GRUPO IUSACELL, S.A. DE C.V.

Date: July 19, 2006

/s/

	Name:	Fernando Cabrera
	Title:	Attorney in fact

/s/

	Name:	Jose Luis Riera
	Title:	Attorney in fact